EXHIBIT 99.1

Magna Names Seetarama (Swamy) Kotagiri Chief Executive Officer

  Kotagiri, current Magna President and 21-year company veteran, to succeed Don Walker
  Walker to retire at end of 2020 after 15 consecutive years as CEO, 33 years with Magna
  Media conference call to be held today, October 20, at 8 a.m. EDT

AURORA, Ontario, Oct. 20, 2020 (GLOBE NEWSWIRE) -- Magna announced today that its Board of Directors has appointed Seetarama (Swamy) Kotagiri as Chief Executive Officer, effective January 1, 2021. Don Walker, who served as CEO between 1994 and 2001, and since 2005, will retire at the end of 2020. In his 33-year career at Magna, Walker served in various leadership roles including Vice President Product Development and Engineering, Chief Operating Officer and President, in addition to Chief Executive Officer of former Magna “spinco,” Intier Automotive Inc. between 2001 and 2005.

“Given Swamy’s role in aligning the company’s strategy with the megatrends impacting new mobility and the ‘car of the future,’ he is the right leader to take Magna forward,” said William L. Young, Chairman of Magna’s Board of Directors. “Swamy has a strong command of the business, sound judgment, and is a strategic thinker who can drive disciplined execution. I’ve been impressed by Swamy’s ability to inspire people to think innovatively and deliver their best work to benefit Magna’s customers. Swamy also has an innate leadership quality of being able to take complex problems and break them down so that people can understand and solve them.”

Kotagiri named Magna CEO, succeeding Don Walker

"I would also like to commend Don for his success and thank him for his dedicated service,” Young added. “Under his strong leadership, Magna has grown to be the third-largest global automotive supplier, one of Fortune’s World’s Most Admired Companies, and a perennial winner of customer, industry and technology awards.”

“Leading Magna and working with all our great employees has been a tremendous honor and I am extremely proud of everything we have accomplished together,” stated Don Walker, current Magna CEO. “In addition to Swamy’s strong technical and operational strengths, he has played an integral role in advancing the company’s position in the changing mobility landscape and encouraging a start-up mindset to solve problems with solutions from outside our industry. I am confident in Swamy’s future-focused approach and leadership to move Magna forward into the next decade and beyond.”

“Building on Magna’s industry leadership is very important to me. It starts with our people, who are among the most talented in the business. We will leverage the company’s decentralized, entrepreneurial culture, which empowers every member of the Magna family to act as an owner and think as if they were part of a start-up,” said Swamy Kotagiri, current Magna President and incoming CEO. “With the next transformation in mobility upon us, Magna can build on its current position of strength, derived from leading capabilities across key areas of the vehicle, financial stability and strong leadership. The evolution of the mobility ecosystem presents a range of opportunities directly related to Magna’s strengths. I look forward to leading our team and working with all of our stakeholders as we seek to create sustainable value from those opportunities.”

Kotagiri has more than 25 years of automotive industry experience, 21 of which have been with Magna. In his previous role as Magna’s Chief Technology Officer (CTO), the company further strengthened its culture of innovation by forming partnerships in areas including autonomy, electrification, electronics and connectivity. Kotagiri was responsible for managing the company’s innovation and new product strategy and development both at a corporate level and in conjunction with Magna’s product groups. While CTO, he also served in various leadership positions including President of Magna Electronics, Magna Powertrain and the company’s Power and Vision segment. Early in his Magna career, he also held various engineering and operating positions at Cosma International, a Magna operating unit. Kotagiri holds a master’s degree in mechanical engineering from Oklahoma State University with a specialization in materials and structural engineering.

Kotagiri’s appointment demonstrates the effectiveness of Magna’s robust leadership development and succession planning processes, which have facilitated seamless transitions in 10 of the company’s most senior leadership roles in the last three years.

TAGS
Leadership change, CEO transition, Tenure

MEDIA CONFERENCE CALL DETAILS
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INVESTOR CONTACT
Louis Tonelli, Vice President, Investor Relations
louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice President, Global Corporate Communications & PR
tracy.fuerst@magna.com, 248.761.7004

ABOUT MAGNA
We are a mobility technology company. We have more than 152,000 entrepreneurial-minded employees and 346 manufacturing operations and 93 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

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